Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900

Fax: + 91 40 4900 2999

Email: mail@drreddys.com

Web: www.drreddys.com

October 25, 2025

National Stock Exchange of India Ltd. (Stock Code: DRREDDY)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Copies of newspaper advertisement regarding unaudited financial results for the quarter and half-year ended September 30, 2025

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the unaudited financial results of the Company for the quarter and half-year ended September 30, 2025, as published in Financial Express and Andhra Prabha on October 25, 2025.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

Business Standard HYDERABAD | SATURDAY, 25 OCTOBER 2025 11

TATA CAPITAL HOUSING FINANCE LIMITED

Regd. Office: 11th Floor, Tower A, Peninsula Business Park, Ganpatrao Kadam Marg, Lower Parel, Mumbai – 400013. CIN No. U67190MH2008PLC187552. Contact No. (022) 61827414, (022) 61827375

POSSESSION NOTICE (FOR IMMOVABLE PROPERTY)

(As per Rule 8(1) of the Security Interest Enforcement Rules, 2002)

Whereas, the undersigned being the Authorized Officer of the **TATA Capital Housing Finance Limited.**, under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and in exercise of powers conferred under section 13(12) read with rule 3 of the Security Interest (Enforcement) Rules, 2002, issued a demand notice dated as below calling upon the Borrowers to repay the amount mentioned in the notice within 60 days from the date of the said notice. The borrower, having failed to repay the amount, notice is hereby given to the borrower, in particular and the public, in general, that the undersigned has taken Possession of the property described herein below in exercise of powers conferred on him under section 13(4) of the said Act read with rule 8 of the said Rules.

The borrower, in particular, and the public in general, are hereby cautioned not to deal with the property and any dealings with the property will be subject to the charge of the **TATA Capital Housing Finance Limited**, for an amount referred to below along with interest thereon and penal interest, charges, costs etc. from date of demand notice.

The borrower's attention is invited to provisions of sub-section (8) of Section 13 of the Act, in respect of time available, to redeem the secured assets.

Loan Account No.	Name of Obligor(s)/Legal Heir(s)/ Legal Representative(s)	Amount & Date of Demand Notice	Date of Possession
TCHHL0453000100247974, TCHIN0453000100252350 & TCHHF0453000100262079	Mr Vaddepally Nagaraju as Borrower Mrs Vaddepally Bharathi as Co-borrower	As on 11.07.2025 Rs. 31,04,336/- (Rupees Thirty One Lakh Four Thousand Three Hundred and Thirty Six Only)	23rd October, 2025

Description of Secured Assets/Immovable Properties: SCHEDULE OF PROPERTY – I:- All that the piece and parcel of the land in Survey Nos.290/A, 290/AA & 290/E, admeasuring 3743.30 Sq.Yds., or 3129.40 Sq.Mtrs., situated at GHATKESAR Village and Gram Panchayat, Ghatkesar Mandal, Medchal-Malkajgiri District. **Boundaries:- North:** Neighbour's Land, **South:** Owner's Land, **East:** Neighbour's Land, **West:** Neighbour's Land and Police Station

SCHEDULE OF PROPERTY – II:- All that the piece and parcel of the Semi-finished Residential Flat bearing No.105 on First Floor, of Plinth area 1050 Sft., (including common areas and one car parking) along with undivided share of land admeasuring 51 Sq.Yds., or 42.63 Sq.Mtrs., out of total land admeasuring 3743.30 Sq.Yds., in building name known as "BANDARI BLOSSOMS CARNATION BLOCK", HMDA, Permit No.31/BP/ZO-1/GTKR/HMDA/2013, Dated: 20/09/2013, in Survey Nos.290/A, 290/AA & 290/E, situated at Ghatkesar Village and Gram Panchayat, Ghatkesar Mandal, Medchal-Malkajgiri District. **Boundaries:- North:** Open Duct & Flat No.104, **South:** Open Duct & Flat No.106, **East:** Open to Sky, **West:** Corridor & Flat No.110.

TCHHF0453000100080117	Mr Perumalla Naresh as Borrower Mrs Perumalla Umarani as Co-borrower M/s Ultimate Housekeeping Service as Co-borrower	As on 16-07-2025 an amount of Rs. 22,06,576/- (Rupees Twenty Two Lakh Six Thousand Five Hundred and Seventy Six Only)	24th October, 2025

Description of Secured Assets/Immovable Properties: All that the piece and parcel of the House No.1-8-4/1, in Sy.No.391, admeasuring 177.77 Sq.Yds., or 148.00 Sq.Mtrs, with plinth area 692 Sft RCC, Situated at Budvel Village, GHMC, Rajendranagar Circle, Ranga Reddy District standing on the name of Sri Perumalla Naresh vide Registered Sale Deed No.3982/2014 and **bounded as follows:- Boundaries:- North:** 6'-9" Lane and House No.1-8-4, **South:** 3'-0 Lane and H.No.1-8-5, **East:** Road, **West:** House of P.Rajamma.

TCHHL0851000100137932 & TCHIN0851000100139479	Mr Dhudipala Buchireddy as Borrower Mrs Dudipalla Uma as Co-borrower	As on 05.08.2025 an amount of Rs. 10,00,292/- (Rupees Ten Lakh Two Hundred and Ninety Two Only)	23rd October, 2025

Description of Secured Assets/Immovable Properties: All that the piece and parcel of schedule property constructed a House No.10-58, admeasuring an extent of 157.52 Sq.yds., or 131.707 Sq.Mtrs, with a plinth area RCC 458 Sq.Fts situated at Thatikonda Village Ghanpur (Stn) mandal Jangaon Dist., Registration Ghanpur Sub-District Jangaon and Registration District: Jangaon vide Registered Gift Deed No.2261/2022 and **bounded as follows:- Boundaries:- East:** CC Road, **West:** Plot of Ismael, **North:** House of Bethi Ramana, **South:** House of Dhudipala Raji Reddy.

TCHHL0851000100237983 & TCHIN0851000100239243	Mr Ramancharla Kanukaiah as Borrower Mrs Giddala Uppalamma as Co-borrower	As on 07.08.2025 an amount of Rs. 9,84,598/- (Rupees Nine Lakh Eighty Four Thousand Five Hundred and Ninety Eight Only)	23rd October, 2025

Description of Secured Assets/Immovable Properties: All that the piece and parcel of the House bearing No.6-65/4/5 (Assessment No.1001 admeasuring to an extent of 121.00 Sq.yards or 101.16 Sq.Meters, situated at Padamatikeshwapur Village, Bachannapet Mandal, Jangaon District. T.S., and **bounded as follows:- North:** House of Gidyala Andalu, **South:** Grampanchayath Road, **East:** Open Place OF R.Kanukaiah, **West:** Road.

TCHHF0851000100200824	Mr Rakesh Parvatham as Borrower Mrs Motam Malleswari as Co-borrower	As on 05-08-2025 an amount of Rs. 14,91,755/- (Rupees Fourteen Lakh Ninety One Thousand Seven Hundred and Fifty Five Only)	23rd October, 2025

Description of Secured Assets/Immovable Properties: All that the piece and parcel of the property constructed a House No.5-59/4, admeasuring an extent of 206-00 Sq.Yds., or 172.21 Sq.Mtrs, constructed R.C.C. Building with a plinth area of 702.00 Sq.Mtrs., situated at building with a plinth area of 702.00 Sq.fts., situated at Gopalnagar Village, Bachannapeta Mandal, Jangaon Dist., Dist., Registration Sub-District Jangaon and Registration District:Jangaon standing on the name of Parvatham Rakesh vide Registered Gift Deed No.2947/2023 and **bounded as follows:- Boundaries:- East:** House of Kallem Eswaraiah, **West:** House of Mothe Ramnarsaiah, **North:** G.P.Road, **South:** house of Mothe Bangari.

Place: TELANGANA Date: 25.10.2025

Sd/- Authorised Officer For Tata Capital Housing Finance Limited

MUTHOOT HOUSING FINANCE COMPANY LIMITED

Registered Office: TC NO.14/2074-7, Muthoot Centre, Punnen Road, Thiruvananthapuram - 695 034, Corporate Office: 12/A 01, 13th floor, Parinee Crescenzo, Plot No. C38 & C39, Bandra Kurla Complex-G block (East), Mumbai-400051, Email Id: authorised.officer@muthoot.com

DEMAND NOTICE

Under Section 13 (2) of The Securitisation And Reconstruction of Financial Assets And Enforcement of Security Interest Act, 2002

Whereas the undersigned is the Authorised officer of Muthoot Housing Finance Company Ltd. ("MHFCL") under Securitisation And Reconstruction of Financial Assets And Enforcement of Security Interest Act, 2002 and in exercise of powers conferred under Section 13(12) read with Rule 3 of Security Interest (Enforcement) Rules, 2002, issued Demand Notices under Section 13(2) of the said Act, calling upon the following Borrower(s), Co-Borrower(s), Guarantor(s) to discharge in full their liability to the Company by making payment of entire outstanding including up to date interest, cost and charges within 60 days from the date of respective Notices issued and the publication of the Notice as given below as and way of alternate service upon you. As security for due repayment of the loan, the following Secured Asset (s) have been mortgaged to MHFCL by the said Borrower(s), Co-Borrower(s), Guarantor(s) respectively.

Sr. No.	Name of Borrower / Co-Borrower/ Guarantor / Legal Heir	Date of NPA	Date of Demand notice	Total O/s Amount (Rs.) Future Interest Applicable
1	Loan Account No. MHFLPROHYD000005017555 1.Md Ibrahim 2.Amreen Begum	08-Oct-2025	13-Oct-2025	Rs.10,58,797.77/- (Rupees Ten Lakhs Fifty Eight Thousand Seven Hundred Ninety Seven And Paise Seventy Seven Only) As on 10-Oct-2025

Description of Secured Asset(s) /Immovable Property (ies): ALL THAT PIECE AND PARCEL OF THE HOUSE BEARING. NO.5-26, ADMEASURING AREA: 144 SQ. YDS, OR EQUIVALENT TO 120.40 SQ.MTRS, AND HAVING ITS PLINTH AREA R.C.C ROOF 1058 SQ. FTS, IN SITUATED AT "NALLAVELLY VILLAGE, (GRAMAKANTAM), YACHARAM MANDAL, RANGA REDDY DISTRICT, UNDER NALLAVELLY GRAM-PANCHAYATH, RANGA REDDY DISTRICT REGISTRATION SUB-DISTRICT IBRAHIMPATAN, RANGA REDDY DISTRICT. BOUNDED BY : NORTH : OTHERS LAND. SOUTH: 20 FT WIDE ROAD, & HOUSE OF FATIMA. EAST: HOUSE OF GUNIGANTI CHANDRAIAH. WEST: HOUSE OF KOUSAR.

If the said Borrower Legal Heir(s), Co-Borrower(s), Guarantor(s) fails to make payment to MHFCL as aforesaid, MHFCL shall be entitled to take possession of the secured asset mentioned above and shall take such other actions as is available to the Company in law, entirely at the risks, cost and consequences of the borrowers. The said Borrower Legal Heir(s), Co-Borrower(s) & Guarantor(s) are prohibited under the provision of sub section (13) of section 13 of SARFAESI Act to transfer the aforesaid Secured Asset(s), whether by way of sale, lease or otherwise referred to in the notice without prior consent of MHFCL.

Place: Telangana, Date: 25 October, 2025 Sd/- Authorised Officer, For Muthoot Housing Finance Company Limited

IN THE COURT OF THE HON'BLE JUDICIAL MAGISTRATE II AT TAMBARAM

D.V.C.No. 15/2016

MullaiRamakrishnan,
W/o. S.R. Ramakrishnan,
No. 5/19, Kumaran Street, Rajeshwari Nagar Extension, Selaïyur, Chennai.
... Complainant

Vs

Ramakrishnan, S/o. S. V. Ramgopal,
Vaadadu Village & Post, Sri Ramalu District, Andhra Pradesh.
... Respondent

NOTICE TO RESPONDENT

Whereas the above case is pending before the Hon'ble Judicial Magistrate No. II, Tambaram, Under Domestic Violance act by the Complainant against you. The Hon'ble Court has ordered that you be served by way of substituted service through publication due to several summons and private notices sent to you have been returned unserved. Therefore, you are hereby directed to appear either in person or through counsel before the Hon'ble Judicial Magistrate No. II, Tambaram, On 27th November 2025 at 10:00 a.m. If you fail to appear on the said date and time, the matter shall be heard and decided as ex parte, without any further reference to you.

K. Shankar, B.A., LLB.,
Advocate, MS No. 641/1997,
No. 1/284, Vivekanandar Nagar,
Villupuram–605401.
Cell 9443398092.

HERO HOUSING FINANCE LIMITED

Regd. Office: 09, Community Centre, Basant Lok, Vasant Vihar, New Delhi - 110057 Phone: 011 49267000, Toll Free Number: 1800 212 8800, Email: customer.care@herohfl.com Website: www.herohousingfinance.com | CIN: U65192DL2016PLC30148
Contact Address: A-6, Third Floor, Sector-4, Noida - 201301.

DEMAND NOTICE

Under Section 13 (2) of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 ("Act") read with Rule 3 of the Security Interest (Enforcement) Rules, 2002 ("Rules").

Whereas the undersigned being the Authorised Officer of Hero Housing Finance Limited (HHFL) under the Act and in exercise of powers conferred under Section 13 (12) read with Rule 3 of the Rules already issued detailed Demand Notices dated below under Section 13(2) of the Act, calling upon the Borrower(s)/Co-Borrower(s)/Guarantor(s) (all singularly or together referred to "Obligors")/Legal Heir(s)/Legal Representative(s) listed hereunder, to pay the amounts mentioned in the respective Demand Notice/s, within 60 days from the date of the respective Notice/s, as per details given below. Copies of the said Notices are served by Registered Post A.D. and are available with the undersigned, and the said Obligor(s)/Legal Heir(s)/Legal Representative(s), may, if they so desire, collect the respective copy from the undersigned on any working day during normal office hours.

In connection with the above, Notice is hereby given, once again, to the said Obligor(s) /Legal Heir(s)/Legal Representative(s) to pay to HHFL, within 60 days from the date of the respective Notice/s, the amounts indicated herein below against their respective names, together with further interest as detailed below from the respective dates mentioned below in column (d) till the date of payment and / or realisation, read with the loan agreement and other documents/writings, if any, executed by the said Obligor(s). As security for due repayment of the loan, the following Secured Asset(s) have been mortgaged to HHFL by the said Obligor(s) respectively.

Loan Account No.	Name of Obligor(s)/ Legal Heir(s)/Legal Representative(s)	Total Outstanding Dues (Rs.) as on below date*	Date of Demand Notice / Date of NPA
HHFHYDHOU24000045874, HHFHYDLAP24000048123	Sarath Kumar Uppuluri, Uppuluri Hyndavi	Rs.11740243/- as on date 07.10.2025	07-Oct-2025 / 04-Oct-2025

Description of the Secured Assets/Immovable properties/ mortgaged properties: All that the House No. 8-43/36/6/WP, On Plot No. 6 Western Part, In Sy. Nos. 53, 54 & 55 Parts, admeasuring 167 sq. yards, with plinth area of 1330 sft., situated at Miyapur Village, Boduppal Gram Panchayat, Ghatkesar Mandal, Ranga Reddy District. Now in Medchal Malkajgiri District. Boundaries: North: Plot Nos. 7 & 8, South: Plot No. 5, East: Plot No. 6 Eastern Part, West: 25' Wide Road

*with further interest, additional Interest at the rate as more particularly stated in respective Demand Notice date mentioned above, incidental expenses, costs, charges etc incurred till the date of payment and/or realization. If the said Obligor(s) shall fail to make payment to HHFL as aforesaid, then HHFL shall proceed against the above Secured Asset(s)/Immovable Property(ies) under Section 13(4) of the said Act and the applicable Rules entirely at the risk of the said Obligor(s)/Legal Heir(s)/Legal Representative(s) as to the costs and consequences.

The said Obligor(s)/Legal Heir(s)/Legal Representative(s) are prohibited under the said Act to transfer the aforesaid Secured Asset(s)/Immovable Property, whether by way of sale, lease or otherwise without the prior written consent of HHFL. Any person who contravenes or abets contravention of the provisions of the Act or Rules made thereunder shall be liable for imprisonment and/or penalty as provided under the Act.

Date: 25.10.2025 For Hero Housing Finance Limited
Place: Telanagana Sd/-Authorised Officer

MIVEN MACHINE TOOLS LIMITED

CIN: L29220TS1985PLC197616
Regd. Office: 3rd Floor, Three Cube Towers, Whitefield, Kondapur, Hyderabad – 500084, TELANGANA
E-Mail: kiranb@mivenmachinetools.com, Website: www.mivenmachinetools.com

STATEMENT OF STANDALONE UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED ON 30TH SEPTEMBER, 2025

(All amounts are Rs. in Lakhs unless stated otherwise.)

SL No	PARTICULARS	QUARTER ENDED 30-09-2025 Unaudited	HALF YEAR ENDED 30-09-2025 Unaudited	HALF YEAR ENDED 30-09-2024 Unaudited	YEAR ENDED 31-03-2025 Audited
1	Income From Operations	0	0	5.12	11.55
2	Net Profit/(Loss) for the period (before tax, Exceptional and/or Extraordinary Items)	-14.79	-31.43	-30.97	-61.31
3	Net Profit/(Loss) for the period before tax, (after Exceptional and/or Extraordinary Items)	-14.79	-31.43	-30.97	-61.31
4	Net Profit/(Loss) for the period after tax, (after Exceptional and/or Extraordinary Items)	-14.79	-31.43	-30.97	-61.31
5	Other Comprehensive Income (after tax)	0	0	0	0
6	Total Comprehensive Income for the period (Comprising Profit/(Loss) for the period (after tax) and other comprehensive income (after tax)	-14.79	-31.43	-30.97	-61.31
7	Equity Share Capital	300.35	300.35	300.35	300.35
8	Reserves (Excluding Revaluation Reserves) as shown in the Audited Balance Sheet of previous year	0	0	0	0
9	Earnings per share (of Rs.10/- each) (for continuing and discontinued)				
	(a) Basic (in rupees)	-0.49	-1.05	-1.03	-2.04
	(b) Diluted (in rupees)	-0.49	-1.05	-1.03	-2.04

Note:
The above is an extract of the detailed format of Unaudited Financial results for the Quarter ended on 30-09-2025 filed with BSE under Regulation-33 of SEBI (LODR) Regulations, 2015. The full format of Unaudited Financial results for the Quarter ended on 30-09-2025 are available on the website of BSE i.e. www.bseindia.com and available at the company's website i.e. www.mivenmachinetools.com

By Order of the Board of Directors
For MIVEN MACHINE TOOLS LIMITED
Sd/-
KATTA SUNDEEP REDDY
Managing Director
DIN:06458901

Place : Hyderabad
Date : 24-10-2025

Dr.Reddy's

DR. REDDY'S LABORATORIES LIMITED
CIN: L85195TG1984PLC004507
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

STATEMENT OF UNAUDITED STANDALONE AND CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2025

Based on the recommendations of the Audit Committee, the Board of Directors of Dr. Reddy's Laboratories Limited ("the Company") at their meeting held on October 24, 2025 have approved the unaudited standalone and consolidated financial results for the quarter and half year ended September 30, 2025.

The aforementioned financial results along with press release thereon are available on Company's website at https://www.drreddys.com/investor#investor-services#other-stock-exchange-intimations and can be accessed by scanning a Quick Response Code given below:

For and behalf of Board of Directors of
Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : October 24, 2025

Sd/-
G V Prasad
Co-Chairman and Managing Director
DIN:00057433

MUTHOOT HOUSING FINANCE COMPANY LIMITED

Registered Office: TC NO.14/2074-7, Muthoot Centre, Punnen Road, Thiruvananthapuram - 695 034, Corporate Office: 12/A 01, 13th floor, Parinee Crescenzo, Plot No. C38 & C39, Bandra Kurla Complex-G block (East), Mumbai-400051, Email Id: authorised.officer@muthoot.com

DEMAND NOTICE

Under Section 13 (2) of The Securitisation And Reconstruction of Financial Assets And Enforcement of Security Interest Act, 2002

Whereas the undersigned is the Authorised officer of Muthoot Housing Finance Company Ltd. ("MHFCL") under Securitisation And Reconstruction of Financial Assets And Enforcement of Security Interest Act, 2002 and in exercise of powers conferred under Section 13(12) read with Rule 3 of Security Interest (Enforcement) Rules, 2002, issued Demand Notices under Section 13(2) of the said Act, calling upon the following Borrower(s), Co-Borrower(s), Guarantor(s) to discharge in full their liability to the Company by making payment of entire outstanding including up to date interest, cost and charges within 60 days from the date of respective Notices issued and the publication of the Notice as given below as and way of alternate service upon you. As security for due repayment of the loan, the following Secured Asset (s) have been mortgaged to MHFCL by the said Borrower(s), Co-Borrower(s), Guarantor(s) respectively.

Sr. No.	Name of Borrower / Co-Borrower/ Guarantor	Date of NPA	Date of Demand notice	Total O/s Amount (Rs.) Future Interest Applicable
1	Loan Account No. MHFLPROAML000005012164 1.Kudupudi Mohan 2.Koppisetti Kanaka Maha Lakshmi	08-Oct-2025	14-Oct-2025	**Rs.9,35,373.86/-** (Rupees Nine Lakhs Thirty Five Thousand Three Hundred Seventy Three And Paise Eighty Six Only) As on 10-Oct-2025

Description of Secured Asset(s) /Immovable Property (ies): ALL THAT PART AND PARCEL OF THE PROPERTY HAVING LAND WITH AN EXTENT OF 145.2 SQ YARDS OR 121.97 SQ MTRS ALONG WITH RCC ROOFED RESIDENTIAL BUILDING HAVING BUILT UP AREA OF 459.83 SQ FT, SITUATED AT D. NO.2-12, SY. NO. 70/1. VILASAVILLI VILLAGE AND GRAMAPANCHAYAT, UPPALAGUPTAM MANDAL, DR B.R AMBEDKHAR KONASEEMA DISTRICT, ANDHRA PRADESH, WITHIN THE LIMITS OF AMALAPURAM SRO, BEING BOUNDED BY; EAST : SITE OF MATTAPARTHI SATYANARAYANA WEST: GOVERNMENT PUNTHA SOUTH SITE OF MATTAPARTHI RAMA RAO NORTH: SITE. BUILDING OF 5TH EXECUTANTS (SEELAM SATTIRAJU)

2	Loan Account No. MHFLPROGUN000005017803 1.Kati Dileep Syam Kumar 2.Kati Lurdhu Mery	08-Oct-2025	14-Oct-2025	**Rs.5,41,503.90/-** (Rupees Five Lakhs Forty One Thousand Five Hundred Three And Paise Ninety Only) As on 10-Oct-2025

Description of Secured Asset(s) /Immovable Property (ies): ALL THAT PART AND PARCEL OF THE PROPERTY HAVING LAND WITH AN EXTENT OF 48.4 SQ YARDS OR 40.16 SQ MTRS ALONG WITH RCC ROOFED RESIDENTIAL BUILDING HAVING WITH BUILT UP AREA OF 434 SFT, SITUATED AT NEW DOOR NO.13-29, OLD DOOR NO.6-269/3, DIV. NO.720/B, ASST. NO. 2650, WARD NO.13, JANAPADU VILLAGE AND GRAMAPANCHAYATHI, PIDUGURALLA MANDAL, PALNADU DISTRICT(OLD GUNTUR), ANDHRA PRADESH, WITHIN THE LIMITS OF PIDUGURALLA SRO, BEING BOUNDED BY; BOUNDARIES: NORTH: BAZAR SOUTH: PROPERTY OF POKABATHINA SHIVAMMA EAST: PROPERTY OF PANIM YEDUKONDALU WEST: BAZAR

3	Loan Account No. MHFLRESRJM000005007092 1.Prodduku Benny Thomas 2.Prodduku Baby Sridevi 3.Prodduku Harsha Praveen Kumar	08-Oct-2025	14-Oct-2025	**Rs.14,36,904.10/-** (Rupees Fourteen Lakhs Thirty Six Thousand Nine Hundred Four And Paise Ten Only) As on 13-Oct-2025

Description of Secured Asset(s) /Immovable Property (ies): ALL THAT PIECE AND PARCEL OF THE PROPERTY HAVING LAND WITH AN EXTENT OF 144.83 SQ YARDS OR 121.09 SQ.MTRS ALONG WITH RCC ROOFED RESIDENTIAL BUILDING HAVING BUILT UP AREA OF 622 SFT, SITUATED AT DOOR NO.3-142, 3RD BLOCK, SY NO.229-1, JEGURUPADU VILLAGE AND GRAMAPANCHAYAT, KADIYAM MANDAL, EAST GODAVARI DISTRICT, ANDHRA PRADESH, WITHIN THE LIMITS OF KADIYAM SRO, BEING BOUNDED BY : EAST : 33-0 FT. ROAD WEST : 33-0 FT. HOUSE OF NAGAM SATISH NORTH 39-6 FT. HOUSE OF RAJOLE SURYA RAO SOUTH : 39-6 FT. HOUSE OF NAGIREDDY RAJESH

4	Loan Account No. MHFLCONVIJ000005004076 1.Kallepalli Siva Nagaraju 2.Kallepalle Bhavani	08-Oct-2025	14-Oct-2025	**Rs.8,08,640.22/-** (Rupees Eight Lakhs Eight Thousand Six Hundred Forty And Paise Twenty Two Only) As on 13-Oct-2025

Description of Secured Asset(s) /Immovable Property (ies): ALL THAT PIECE AND PARCEL OF PROPERTY WITH LAND EXTENT OF 108.90 SQ YDS ALONG WITH UNDER CONSTRUCTION RCC ROOFED RESIDENTIAL BUILDING HAVING BUILT UP AREA OF 630 SFT SITUATED AT SY.NO.316/3, NEAR TO DOOR NO.1-83, PEDA OGIRALA VILLAGE & GRAM PANCHAYATH, KRISHNA DISTRICT WITHIN THE LIMITS OF SRO, VUYYURU BEING BOUNDED BY EAST: PROPERTY OF KATURI VENKTESWARLU WEST: PROPERTY OF PUTTI MUTYALU NORTH: REMAINING PROPERTY OF THE VENDORS SOUTH: 10.56 FEET JOINT PASSAGE & PROPERTY OF DARAVATH NAGALAKSHMI

5	Loan Account No. MHFLPROVIS000005003123 1.Jami Ramesh Naidu 2.Korupooru Lakshmi	08-Oct-2025	14-Oct-2025	**Rs.5,35,358.15/-** (Rupees Five Lakhs Thirty Five Thousand Three Hundred Fifty Eight And Paise Fifteen Only) As on 13-Oct-2025

Description of Secured Asset(s) /Immovable Property (ies): ALL THAT PIECE AND PARCEL OF LAND WITH EXTENT OF 86.90 SQ YARDS ALONG WITH RCC ROOF RESIDENTIAL BUILDING HAVING BUILT UP AREA OF 782.18 SFT, SITUATED AT D NO 3-34, SY NO 189-2, ALAMANDA VILLAGE & GP, JAMI MANDALAM, VIZIANAGARAM DISTRICT ANDHRA PRADESH 535240 WITHIN THE LIMITS OF SRO, KOTHAVALASA BEING BOUNDED BY EAST: SLAB HOUSE OF BUSARA SIMHADRI SOUTH: VACANT SITE WEST: SLAB HOUSE OF JAMI AVATHARAM NORTH C.C ROAD

6	Loan Account No. MHFLPROKUR000005019363 1.Jagati Nagalakshmi 2.Jagi Uday Kumar Goud Alias Jagati Uday Kumar Goud Alias J Uday Kumar Goud	08-Oct-2025	14-Oct-2025	**Rs.5,60,806.70/-** (Rupees Five Lakhs Sixty Thousand Eight Hundred Six And Paise Seventy Only) As on 13-Oct-2025

Description of Secured Asset(s) /Immovable Property (ies): ALL THAT PART AND PARCEL OF THE PROPERTY HAVING LAND WITH AN EXTENT OF 106.52 SQ YARDS ALONG WITH RCC ROOFED RESIDENTIAL BUILDING HAVING WITH GROUND FLOOR WITH BUILT UP AREA OF 357.5 5FT, SITUATED AT HOUSE NO.1-23, SY.NO.428, ASST.NO.158, LAKSHMAPURAM VILLAGE AND GRAMAPANCHAYAT, PAGIDYALA MANDAL, NANDYAL DISTRICT, ANDHRA PRADESH, WITHIN THE LIMITS OF NANDIKOTKUR SRO, BEING BOUNDED BY: EAST : CC ROAD WEST : HOUSE OF NAGA BHUSHANAM GOUD NORTH: HOUSE OF N SARATH GOUD SOUTH : HOUSE OF Y UMADEVI

7	Loan Account No. MHFLPRONLR000005009898 1.Posina Venkata Ravindra 2.Posina Sandhya	08-Oct-2025	14-Oct-2025	**Rs.13,41,765.37/-** (Rupees Thirteen Lakhs Forty One Thousand Seven Hundred Sixty Five And Paise Thirty Seven Only) As on 10-Oct-2025

Description of Secured Asset(s) /Immovable Property (ies): ALL THAT PART AND PARCEL OF THE PROPERTY HAVING LAND WITH AN EXTENT OF 45 ANKANAMS OR 360 SQ YARDS ALONG WITH UNDER CONSTRICTION OF RCC ROOFED AND ACC RESIDENTIAL BUILDING HAVING WITH BUILT UP AREA OF 644 SFT, SITUATED AT SURVEY.NO.326, ASSESSMENT NO. 135, DOOR. NO. 7-91, H S C NO: 3211208000140 MUSUNUR MAZARA CHENCHUGANIPALEM VILLAGE & GRAM PANCHAYAT, KAVALI MANDAL, SPSR NELLORE DISTRICT, ANDHRA PRADESH, WITHIN THE LIMITS OF KAVALI SRO, BEING BOUNDED BY : EAST : HOUSE OF POTTAPALLI VENKATA RAMANAIAH WEST: HOUSE OF POSINA SEENAIAH NORTH: ROAD SOUTH: HOUSE SITE OF POSINA VENKAIAH

8	Loan Account No. MHFLPNCTRP000005010627 1.Vallam Chiranjeevi 2.Vallam Kavitha	08-Oct-2025	14-Oct-2025	**Rs.53,42,399.57/-** (Rupees Fifty Three Lakhs Forty Two Thousand Three Hundred Ninety Nine And Paise Fifty Seven Only) As on 10-Oct-2025

Description of Secured Asset(s) /Immovable Property (ies): ALL THAT PART AND PARCEL OF THE PROPERTY HAVING LAND WITH AN EXTENT OF 182.55 5Q YARDS IN IT CONSTRUCTED SEMI FINISHED R.C.C HAVING WITH BUILT UP AREA OF 1643 SFT, SY.NO.416/2D, 416-4 PERMIT NO.1008/0114/B/CHTR/VJLC/2023 , SITUATED AT DOOR NO.30-67/21D, LIC COLONY AREA, MANGASAMUDRAM VILLAGE, CHITTOOR MUNICIPAL CORPORATION AREA, CHITTOOR DISTRICT, ANDHARA PRADESH, WITHIN THE LIMITS OF CHITTOOR(RO) SRO, BEING BOUNDED BY : BOUNDARIES: NORTH: SITE SOLD BY C.JAYANTH NAIDU, C.MURALI AND C.MOHAN SOUTH: SITE OF TARUN KUMAR EAST: PROPERTY RAMALINGA. REDDY WEST: 30 FT WIDE PODAVU ROAD

If the said Borrower, Co-Borrower(s) & Guarantor(s) fails to make payment to MHFCL as aforesaid, MHFCL shall be entitled to take possession of the secured asset mentioned above and shall take such other actions as is available to the Company in law, entirely at the risks, cost and consequences of the borrowers. The said Borrower(s), Co-Borrower(s) & Guarantor(s) are prohibited under the provision of sub section (13) of section 13 of SARFAESI Act to transfer the aforesaid Secured Asset(s), whether by way of sale, lease or otherwise referred to in the notice without prior consent of MHFCL.

Place: Andhra Pradesh, Date: 25 October, 2025 Sd/- Authorised Officer, For Muthoot Housing Finance Company Limited

TATA CAPITAL HOUSING FINANCE LIMITED — DEMAND NOTICE

Contact Address: 11th Floor, Tower A, Peninsula Business Park, Ganpat Rao Kadam Marg, Lower Parel, Mumbai 400 013 Contact No. (022) 66069383

Under Section 13 (2) of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 ("Act") read with Rule 3 of the Security Interest (Enforcement) Rules, 2002 ("Rules").

Whereas the undersigned being the Authorised Officer of **Tata Capital Housing Finance Limited (TCHFL)** under the Act and in exercise of powers conferred under Section 13 (12) read with Rule 3 of the Rules already issued detailed Demand Notice dated below under Section 13(2) of the Act, calling upon the Borrower(s)/Co-Borrower(s)/Guarantor(s) (all singularly or together referred to "Obligors")/Legal Heir(s)/Legal Representative(s) listed hereunder, to pay the amount mentioned in the respective Demand Notice, within 60 days from the date of the respective Notice, as per details given below. Copies of the said Notices are served by Registered Post A.D. and are available with the undersigned, and the said Obligor(s)/Legal Heir(s)/Legal Representative(s), may, if they so desire, collect the respective copy from the undersigned on any working day during normal office hours.

In connection with the above, Notice is hereby given, once again, to the said Obligor(s) /Legal Heir(s)/Legal Representative(s) to pay to TCHFL, within 60 days from the date of the respective Notice/s, the amount indicated herein below against their respective names, together with further interest as detailed below from the respective dates mentioned below in column (d) till the date of payment and / or realisation, read with the loan agreement and other documents/writings, if any, executed by the said Obligor(s). As security for due repayment of the loan, the following Secured Asset(s) have been mortgaged to TCHFL by the said Obligor(s) respectively.

Sr. No	Loan Account No.	Name of Obligor(s)/Legal Heir(s)/Legal Representative(s)	Total Outstanding Dues (Rs.) as on below date*	Date of Demand Notice and Date of NPA
1.	TCHHF0882000100322382 & TCHIN0882000100322589	Mr Vanga Siva (Borrower)	Rs. 11,10,945/- (Rupees Eleven Lakh Ten Thousand Nine Hundred and Forty Five Only) as on 09.10.2025	09.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the ACC Roof House No.20-3-147 (Assessment No.1108005373) with ACC Roof Constructed Plinth area of 200.00 Sq.Ft Total House site admeasuring 115.55 Sq.Yards Equals to 96.61 Sq.Mtrs situated in Indira Nagar Colony Palvancha Municipality Palvancha Mandal within the Registration Dist., and Sub-Dist Bhadradri Kothagudem and bounded as follows:- **Boundaries:- East:** CC Road, **West:** House of SK Rafia, **North:** House of Pulla Rao, **South:** CC Road

2.	TCHHL0882000100238307 & TCHIN0882000100240018	Mrs Karuna Kolli (Borrower) Mr Kolli Sanjeeva Reddy (Co borrower)	As on 09.10.2025 an amount of Rs. 29,15,535/- (Rupees Twenty Nine Lakh Fifteen Thousand Five Hundred and Thirty Five Only)	09.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the Residential Semi-Finished Independent House admeasuring 220-20 Sq.Yds Equal to 184-12 Sq.Mtrs., Situated in and out of Revenue House No.2-1-181 New 2-2-45/4 (Old) RCC Construction First and Second Floor 1672-00 Sq.Feets Assessment No.110900842 situated in Kalasibashi Yellandu Town Yelalndu Municipal limits Yellandu Mandal, Bhadradri Kothagudem District within the Registration Dist., and Sub-Dist Bhadradri-Kothagudem bounded as follows:- **Boundaries:- East:** Open place of Kolli Sanjeeva Reddy, **West:** Open Place of Smt.Suneetha, **North:** Municipality CC Road, **South:** Subhodaya School

3.	TCHHF0453000100259566 & TCHIN0453000100261082	Mr Kishorekumar Paradesi (Borrower) Mrs Anitha Paradesi (Co borrower) Mrs Paradesi Tulashamma (Co borrower) M/s KK Media (Co borrower)	Rs. 43,03,209/- (Rupees Forty Three Lakh Three Thousand Two Hundred and Nine Only) as on 09.10.2025	09.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the H.No.12-238, Plot No.40, land admeasuring 145.2 Sq.Yds., in Survey No.758, Situated at Ward No.12, Gudur Village and Gram Panchayath and Mandal, Kurnool District and bounded as follows:- **Boundaries:- North by:** Rastha, **South by:** Plot No.39 Site, **East by:** Plot No.41 Site, **West by:** Rastha

4.	TCHHL0453000100119576	Mr Menapally Ravinder (Borrower) Mrs Menapally Ananthamma (Co borrower)	As on 09-10-2025 an amount of Rs. 30,16,652/- (Rupees Thirty Lakh Sixteen Thousand Six Hundred and Fifty Two Only)	09.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the Plot bearing No.8 in Survey No.150/Part, admeasuring 104.00 Square Yards or equivalent to 86.94 Square Meters,situated at Kismathpur Village, Under Bandlaguda Jagir Municipal Corporation, Gandipet Mandal, Ranga Reddy District, Telangana state bounded as follows:- **Boundaries:- North by:** Neighbour's Land, **South by:** Plot No.7, **East by:** Neighbour's Land, **West by:** 25'-0" Wide Road

5.	TCHHF0802000100122731	Mr Kunchana Mahender (Borrower) Mrs Gandham Jagadamica Naga Neelima (Co borrower)	As on 09-10-2025 an amount of Rs. 29,78,205/- (Rupees Twenty Nine Lakh Seventy Eight Thousand Two Hundred and Five Only)	09.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the RCC Residential House with open place property to an extent of 160.50 Sq.yards or 134.19 Sq.Mtrs in Survey No.1997 (Old), 1515 (New) of Warangal For Village, bearing GVMC House No.16-10-391 (New), 16-10-160/2 (Old), situated at Shivanagar, Warangal City and District and within the limits of Greater Warangal Municipal Corporation within the Registration Jurisdiction of District Registrar Warangal and Sub Registrar Warangal (Fort) as follows:- **Boundaries:- East:** H.No.16-10391/2 of Manupati Vasantha, **West:** H.No.16-10-390 of A Lalitha, **North:** 30'-0" Wide Road, **South:** Open land of Saraiah

6.	TCHHL0453000100144162 & TCHIN0453000100145477	Mr Bandari Sanjeev Kumar (Borrower) Mrs Bandari Rama (Co borrower)	As on 09.10.2025 an amount of Rs. 41,06,457/- (Rupees Forty One Lakh Six Thousand Four Hundred and Fifty Seven Only)	09.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the Semi-finished Residential House on Plot No.58 South Part, admeasuring 58.66 Sq.Yards., and Plot No.59 North Part, admeasuring 61.33 Sq.Yards., Total admeasuring 120 Sq.Yards or 100.32 Sq.Mtrs., with a plinth area of 900 Sft., in R.C.C Ground Floor, in Survey Nos.149 and 150, situated at Sai Colony of Cheeryal Village and Grampanchayat, Keesara Mandal, Medchal-Malkajgiri District., Under SRO Keesara bounded as follows:- **Boundaries:- North by:** Plot No.58 Middle Part, **South by:** Plot No.59 South Part, **East by:** Plot Nos.21 and 22, **West by:** 25' Wide Road

7.	TCHHL0499000100179526 & TCHIN0499000100181866	Mr Pothu Rakesh (Borrower) Mrs Divyanjali Aruna (Co borrower) Kalinga Colour Lab (Co borrower) Mr Nandagiri Mahesh Kumar (Co borrower) Mr Vemula Sridar (Co borrower)	As on 09.10.2025 an amount of Rs. 38,36,610/- (Rupees Thirty Eight Lakh Thirty Six Thousand Six Hundred and Ten Only)	09.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the RCC G+1 Building House No.1-6-73/2/1, Bifurcated from H.No.1-6-73/2 (Old), with open place total area: 100.78 Sq.Yds., Equi.to 84.26 Sq.Mtrs., (Ground Plinth area 446.59 Sq.Fts & First Floor 446.59 Sq.Fts), in Survey No.875/2, Part of Plot No.26, Situated at Padmanagar locality of Sircilla Proper & Mandal, Dist: Rajanna Sircilla and within the limits of M.C.Sircilla, Registration Sub-District. Sircilla & Registration Dist: Karimnagar bounded as follows:- **Boundaries:- North by:** Open Plot NO.21 of Guddori Praveen & Others, **South by:** 33'-0" Road & H.No.1-6-73/2/A/1 Gajangi Kavya, **East by:** H.No.1-6-73/A of Vengala Narayana, **West by:** House No.1-6-73/2/A/1 of Gajangi Kavya & Open Plot No.20 of Bandari Srinivas.

8.	TCHHF0499000100095759	Mr Bali Gangaraju (Borrower) Mrs Bali Sravani (Co borrower) Mr Bala Mallesham (Co borrower) Mrs Bala Rajitha (Co borrower) M/s Magazine Fashions (Co borrower)	As on 09-10-2025 an amount of Rs. 26,55,324/- (Rupees Twenty Six Lakh Fifty Five Thousand Three Hundred and Twenty Four Only)	09.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the columns framed tiled roofed house bearing No.9-73 having a plinth area 582.00 Sq.Fts., total area 355.1 Sq.yards equal to 298.3 Sq.Meters, situated at Kothapally (Haveli) Municipality, Kothapally Mandal, Karimnagar District, within the limits of the KOthapally (Haveli) Municipality, Regn.Sub=District Gangadhara and Registration District Karimnagar as follows:- **Boundaries:- East:** Open place of Katla Sathaiah, **West:** House of Late Deekonda Thirupathi, **North:** 15 feet wide Public Road, **South:** Open place of Katla Rajamallu & Brothers

9.	TCHHL0499000100090004 & TCHIN0499000100091310	Mr Boddu Suresh (Borrower) Mrs Boddu Laxmi (Co borrower) M/s Venkatasai Herohonda Mechanic & Servicing Center (Co borrower)	As on 09.10.2025 an amount of Rs. 15,41,384/- (Rupees Fifteen Lakh Forty One Thousand Three Hundred and Eighty Four Only)	09.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:-

Names of Vendor	Sy.No.	Plot No.	Area in Sy.Y	Equ.to Sq.m	Consideration Rs.
1. B.Ranga Reddy	611	9	83.208	69.57	2,00,000/-
2. E.Rekha 3. E.Santosh Kumar 4. E.Sanjay	611	9	41.604	34.78	1,00,000/-
5. S.Srinivas	611	9	41.604	34.78	1,00,000/-
6. J.Prakash Rao	611	9	41.604	34.78	1,00,000/-
Total			208.02	173.91	5,00,000/-

Situated at Adjacent to House No.7-2-40 of "Subhashnagar" of Sircilla Mandal Proper, District: Rajanna Sircilla and within the limits of Municipal Council & Joint Sub-Registrar office, Sircilla & District Registrar office, Karimnagar and bounded as follows:- **Boundaries:- North:** 24' Wide Road, **South:** Open Place of others, **East:** Plot No.8 of Chandragiri Anjaneyulu, **West:** Plot No.10 of Chekkapelly Renuka & H.No.7-2-40 of Chityala Anthagiri

10	9757868	Veerabhadra Sri Ravikanth (Borrower) Vijayalakshmi KL (Co borrower)	As on 09-10-2025 an amount of Rs. 1,56,56,873/- (Rupees One Crore Fifty Six Lakh Fifty Six Thousand Eight Hundred and Seventy Three Only)	09.10.2025 & 07.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the 387.2 Sq.Yards AT r.s.No.491/10, in North Portion and Municipal House No.4-2-1 Known as situated at Konkapalli Area, K.N.F.Road, Amalapuram, Amalapuram Municipal Area Amalapuram Sub Registrar Amalapuram Mandal E.G.District and bounded as follows:- **Boundaries:- North:** Pabolu Soma Sekhara Rao Gari House 112 ft, **South:** G.V.S.S.D.Deepak Chakravarthi and G.Sravani Remaining house & Site 112 ft, **East:** Rebbapragada Venkateswara Rao Gari House and site 31 ft, **West:** K.N.F.Raod 31.6 Ft

11	TCHHF0833000100138222	Mrs Medum Nagamani (Borrower) Mr Medum Vijay Babu (Co borrower) M/s Vijay Fashions (Co borrower)	As on 10-10-2025 an amount of Rs. 32,17,018/- (Rupees Thirty Two Lakh Seventeen Thousand and Eighteen Only)	10.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of west part of H.No.40/301-8, An extent of 99 Sq.yds., in Sy.Nos.86/2, 89/1 & 89/2 (Old) 90 part (Present) in Ward No.40 with in Municipal Limits of Kurnool Municipal Corporation, Kurnool District, Kurnool Sub-Registration standing on the name of Medum Nagamani vide Registered Gift Settlement Deed No.859/2022 and bounded as follows:- **Boundaries:- East:** Building of Madam Sriramulu, **West:** Site of M.Ramadasu, **North:** 30 ft Wide Road, **South:** Property of Vendors. Within these boundaries an extent of 99 Sq.Yards.

12	TCHHL0802000100095869 & TCHIN0802000100096365	Mr Meeripelly Kamalakar (Borrower) Mrs Meeripelly Uma (Co borrower)	Rs. 39,38,323/- (Rupees Thirty Nine Lakh Thirty Seven Thousand Five Hundred and Twenty Only) as on 10.10.2025	10.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the existing RCC Building House with open place bearing GWMC H.No.9-10-48/1 (Old H.No.9-10-47, Old to Old H.No.9/600), to an extent of 83.42 Sq.Yards (or) 69.75 Sq.Meters, covered with its plinth area 1210.00 Sq.Feets, situated at Durgeshwara Swamy Temple, Girmajipet, Hanumakonda District, within the limits of Greater Warangal Municipal Corporation, and within the Registration District Hanumakonda and it is in the jurisdiction of the Joint Sub-Registrar, Warangal (R.O) standing on the name of Meripelly Kamalakar vide Registered Sale Deed No.28175/2021 and bounded as follows:- **Boundaries:- East:** House of B.Venkaiah, **West:** House of M.Kamalakar (Vendee), **North:** House of Thomala Bhadraiah, **South:** House of Gunda Kiran, S/o Janardhan & Others & 2'-10" Passage approached to main road

13	TCHHF0453000100086784 & TCHHL0453000100086281	Mrs A Lakshmi Kumar (Borrower) Mr Adabala Naraya Murthy (Co borrower)	Rs. 30,56,789/- (Rupees Thirty Lakh Fifty Six Thousand Seven Hundred and Eighty Nine Only) as on 10.10.2025	10.10.2025 & 07.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of site measuring 42 Sq.yards or 35.117 Sq.Meters being undivided and unspecified share out of 597 Sq.yards or 499.16 Sq.Meters together with Flat No.101 measuring 1630 sft. In Ground Floor and Car parking measuring 100 Sft. In Stilt Floor of "A.N.R.RESIDENCY" constructed in part of Plot Nos.43 and 44 situated in Madhava Road, Dabagardens Ward No.13 covered by Block No.41, Town Survey No.1452 of Allipuram Ward, Within the limits of the "Municipal Corporation of Greater Visakhapatnam and Visakhapatnam Registration Sub-District standing on the name of Smt Adabala Lakshmi Kumari Vide Registered Sale Deed No.2756/2006 and bounded as follows:- **Measurements:- East:** 107.50 feet or 32.76 meters, **South:** 50.00 feet or 15.24 meters, **West:** 107.50 feet or 32.76 meters, **North:** 50.00 feet or 15.24 meters **Boundaries of Flat No.101 in Ground Floor: East:** Open Space, **South:** Open Space, **West:** Open Space, **North:** Common Corridor, Lift and Stiarcase.

14	TCHHL0831000100309387 & TCHIN0831000100310928	Mr Ramavath Mansingh (Borrower) Mrs Ramavath Anitha (Co borrower)	Rs. 2,65,489/- (Rupees Two Lakh Sixty Five Thousand Four Hundred And Eighty Nine Only) as on 13.10.2025	13.10.2025 & 01.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the Semi-finished House consisting Stilt Floor and First Floor on Plot No.95 (Southern Part), admeasuring an area of 177 Square Yards, or its equivalent to 147.98 Square Meters, and having its plinth area of 2385 sft., (as per sanctioned permission plan), (Stilt Floor 1193 Sft., and First Floor 1193 sft.,) with R.C.C Roof, in Survey No.106, situated at Torrur Village, Abdullapurmet Revenue Mandal, Ranga Reddy District, under Turkayamjal Municipality, Under registration Sub District Vanasthalipuram and bounded as follows:- **Boundaries:- North:** Part of Plot No.95 (Northern Part), **South:** Plot No.94, **East:** 30 Ft Wide Road, **West:** Plot No.102

15	TCHHF0453000100096572	Mr Sharath Kumar Gangam (Borrower) Mrs Gourishetti Sushmitha (Co borrower)	As on 16-10-2025 an amount of Rs 22,89,931/- (Rupees Twenty Two Lakh Eighty Nine Thousand Nine Hundred And Thirty One Only)	16.10.2025 & 03.10.2025

Description of the Secured Assets/Immovable Properties/ Mortgaged Properties:- All that the piece and parcel of the House bearing No.3-125/87/16 (PTIN No.100000450) on Plot NO.16 Northern Part, in Survey No.87, admeasuring 100.00 Sq.Yards., or 83.6 Sq.Mtrs, Having Plinth area 504.00 Sq.Feet, situated at Ward No.0, Block No.3, Sri Laxmi Nagar Colony, Boduppal Village and Municipal Corporation, Medipally Mandal, Medchal-Malkajgiri District, T.S., is bounded as follows:- **Boundaries:- North by:** Plot No.17, **South by:** Plot No.16 Southern Part, **East by:** 20' Wide Road, **West by:** Plot No.41

*with further interest, additional Interest at the rate as more particularly stated in respective Demand Notices dated mentioned above, incidental expenses, costs, charges etc incurred till the date of payment and/or realization. If the said Obligor(s) shall fail to make payment to TCHFL as aforesaid, then TCHFL shall proceed against the above Secured Asset(s)/Immovable Property (ies) under Section 13(4) of the said Act and the applicable Rules entirely at the risk of the said Obligor(s)/Legal Heir(s)/Legal Representative(s) as to the costs and consequences.

The said Obligor(s)/Legal Heir(s)/Legal Representative(s) are prohibited under the said Act to transfer the aforesaid Secured Asset(s)/Immovable Property(ies), whether by way of sale, lease or otherwise without the prior written consent of TCHFL. Any person who contravenes or abets contravention of the provisions of the Act or Rules made thereunder shall be liable for imprisonment and/or penalty as provided under the Act.

Place: ANDHRA PRADESH & TELANGANA Date: 25.10.2025

Sd/- Authorised Officer For Tata Capital Housing Finance Limited

శనివారం 25-10-2025

ఆంధ్రప్రభ

హైదరాబాద్ | 5

గ్రామీణ రహదారుల అభివృద్ధికి రూ.74.43 కోట్ల నిధులు విడుదల

32 కొత్త రోడ్ల నిర్మాణానికి పరిపాలనా అనుమతులు

హైదరాబాద్, ఆంధ్రప్రభ: రాష్ట్ర వ్యాప్తంగా అన్ని జిల్లాల్లో గ్రామీణ రహదారుల నిర్మాణానికి ప్రభుత్వం పెద్దపీట వేసింది. గ్రామీణ మౌలిక సదుపాయాల అభివృద్ధి లక్ష్యంగా పంచాయతీరాజ్ గ్రామీణాభివృద్ధి శాఖ ఈ దఫా మొత్తం రూ.74.43 కోట్ల నిధులతో 32 కొత్త రహదారుల నిర్మాణానికి పరిపాలన అనుమతులు మంజూరు చేసింది. ఈ నేపథ్యంలో పంచాయతీరాజ్ గ్రామీణాభివృద్ధిశాఖ మంత్రి డా. ధనసరి అనసూయ సీతక్క మాట్లాడుతూ.. గ్రామీణ రహదారులు పల్లె ప్రజల జీవితాల్లో కీలకమైన పాత్ర పోషిస్తాయని, కొత్త రహదారుల నిర్మాణంతో రవాణా సౌకర్యం మెరుగుపడటమే కాకుండా స్థానిక ఆర్థిక వ్యవస్థ కూడా బలపడుతుందని పేర్కొన్నారు. పల్లెల మధ్య అనుసంధానం పెరిగి, రైతులు తమ వ్యవసాయ ఉత్పత్తులను సులభంగా మార్కెట్లకు తరలించగలరని, విద్యార్థులు, వృద్ధులు, గర్భిణీలకు ప్రయాణ సౌలభ్యం కలుగుతుందని ఆమె తెలిపారు. కొత్త రహదారుల నిర్మాణంతో పర్యాటక అవకాశాలు కూడా పెరుగుతాయని అభిప్రాయపడ్డారు. ప్రభుత్వం మంజూరు చేసిన నిధులతో గ్రామీణ ప్రాంతాల్లో అభి వృద్ధి కొత్త దశకు చేరుతుందన్నారు. గ్రామీణ రహదారుల అభివృద్ధి మాత్రమే కాదని, గ్రామీణ ప్రజల జీవన ప్రమాణాలే మారిపోతాయన్నారు. పల్లెల అభివృద్ధి పెను వేగంతో చోటు చేసుకుంటుందని పేర్కొన్నారు.

దళారులను నమ్మి మోసపోవద్దు

- సీసీఐ కొనుగోలు కేంద్రాలోనే పత్తిని విక్రయించండి
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- దళారులకు పూర్తిస్థాయిలో కళ్లె వేసేందుకు సిద్ధమైన రాష్ట్ర సర్కారు

హైదరాబాద్, ఆంధ్రప్రభ: పత్తి రైతులు దళారులను నమ్మి మోసపోవద్దని, కొనుగోలు కేంద్రాల్లోనే పత్తిని విక్రయించాలని సీసీఐ (కాటన్ కార్పోరేషన్ ఆఫ్ ఇండియా) విజ్ఞప్తి చేస్తోంది. పత్తి రైతులు దళారులను ఆశ్రయించ వద్దని, వారికి పంటను విక్రయించిన తర్వాత వారు నగదు ఇవ్వడం లేదని ఇబ్బందులకు గురికావద్దని సీసీఐ అధికారులు కోరుతున్నారు. ఆరుగాలం శ్రమించే పండించిన పత్తిని దళారుల మాయమాటలకు మోసపోయి విక్రయించవద్దని హెచ్చరిస్తోంది. రాష్ట్ర వ్యాప్తంగా పలు జిల్లాల్లో అక్కడక్కడ కొంతమంది పత్తి రైతులు ఇంటిదగ్గర నిల్వ చేసుకోవడానికి స్థలం లేక తక్కువ ధరకు పత్తిని అమ్ముకొని మోసపోతున్నారన్న విషయం తమ దృష్టికి వచ్చిందని సీసీఐ అధికారులు చెబుతున్నారు. కొన్ని చోట్ల దళారులు 5,6 వేలకు పత్తిని కొంటూ రైతులను మోసం చేస్తున్నారని, దళారులు, ప్రయివేటు వ్యాపారుల మాయ మాటలు నమ్మి మోసపోవద్దని రైతులకు సీసీఐ విజ్ఞప్తి చేస్తోంది. ప్రభుత్వం ఏర్పాటు చేసిన సీసీఐ పత్తి కొనుగోళ్లలో పత్తిని విక్రయించి కనీస మద్దతు ధరను అందరూ రైతులు సద్వినియోగం చేసుకోవాలని రాష్ట్ర వ్యవసాయ మార్కెటింగ్‌శాఖ సైతం స్పష్టం చేస్తోంది. అయితే పత్తిని అమ్మేందుకు రైతులు తప్పనిసరిగా కపాస్ కిసాన్ యాప్‌ను డౌన్‌లోడ్ చేసుకొని అందులోని స్లాట్ బుకింగ్ చేసుకొని సీసీఐ కొనుగోలు కేంద్రాలకు వెళ్లాల్సి ఉంటుంది. పత్తి రైతులు ఖచ్చితంగా 'కపాస్ కిసాన్ యాప్'లో తమ పేర్లు నమోదు చేసుకుంటేనే వారు తీసుకొచ్చిన పంటను సీసీఐ తూకం వేయనుంది. గతంలో మాదిరిగా నేరుగా పత్తిని తీసుకొస్తే కొనుగోలు చేయకుండా వాపస్ పంపనుంది. కపాస్ కిసాన్ యాప్‌లో పట్టాదారు పాసుబుక్ అప్‌లోడ్ చేయాలని, ఫోన్ నంబర్ కూడా ఆధార్‌కు లింక్ చేసుకుని ఓటీపీ ద్వారా వివరాలు నమోదు చేసుకోవాలని రైతులకు సూచనలు చేస్తోంది. ఇప్పటికే ఈ నెల 22 నుంచి రాష్ట్రంలో పత్తి కొనుగోళ్లు ప్రారంభమయ్యాయి.

తడిసిన పత్తి తీసుకొస్తే తాము తీసుకోబోమని సీసీఐ రైతులకు తేల్చి చెబుతోంది. ప్రతి ఉమ్మడి జిల్లాకు వ్యవసాయ, మార్కెటింగ్ శాఖ ఆధ్వర్యంలో ఉన్న ఏఈఓ, సెక్రెటరీ, సీసీఐ ప్రతినిధి, పోలీస్ అధికారి, రైతు ప్రతినిధితో కూడిన ఒక ప్రత్యేక బృందాలు ఏర్పాటు చేశారు. కాగా.. పత్తికి ప్రభుత్వ కనీస మద్దతు ధర క్వింటాల్ ఒక్కంటి కి రూ.8110గా ఉంది. రైతు తీసుకువచ్చిన పత్తి లో తేమ 8 శాతం లోపు ఉన్న ప్పుడే కనీస మద్దతు ధర క్వింటాల్ ఒక్కంటికి రూ.8110ని చెల్లిస్తారు. తేమ శాతం పెరిగితే కనీస మద్దతు ధర తగ్గుతుంది. ఒక వేల తేమ 9శాతం ఉన్నట్లయితే కనీస మద్దతు ధర 1శాతం తగ్గుతుంది. అంటే రూ.8110 బదులు రూ . 8028.90 , తేమ 10శాతం ఉంటే కనీస మద్దతు ధర 2 శాతం తగ్గి రైతులకు రూ . 7947.80 ధర అందుతుంది. తేమ 11శాతం ఉన్నట్లయితే కనీస మద్దతు ధర 3 శాతం తగ్గి.. రూ.7866.70, తేమ 12 శాతం ఉంటే కనీస మద్దతు ధర 4 శాతం తగ్గి రూ.7785.60ని రైతులకు సీసీఐ చెల్లిస్తుందని షాద్ నగర్ వ్యవసాయ మార్కెట్ కమిటీ ప్రథమ శ్రేణి కార్యదర్శి నిసాని శ్రీనివాస్ తెలిపారు.

ఓఆర్ఆర్‌పై కారులో చెలరేగిన మంటలు

- క్షణాల్లో కాలిబూడిదైన కారు
- బీఆర్ఎస్ నేత అప్రమత్తంతో తప్పిన ప్రాణనష్టం

సంగారెడ్డి, ఆంధ్రప్రభప్రతినిధి: పటాన్ చెరు ఓఆర్ఆర్‌పై ఓ కారులో అకస్మాత్తుగా మంటలు చెలరేగాయి. కారులో ప్రయాణిస్తున్న వారిని బీఆర్ఎస్ నేత అప్రమత్తతతో పెను ప్రమాదం తప్పింది. వెంటనే కారు తలుపులు తీసి కిందికి దిగాలని సూచించడంతో బయటికి వచ్చారు. దీంతో క్షణాల్లో కారు కాలిబూడిదైంది. ప్రయాణికులు ప్రాణాలతో బయటపడటంతో అందరూ ఊపిరి పీల్చుకు న్నారు. అగ్నిమాపక శాఖకు సమాచారం అందించడంతో అగ్నిమాపక సిబ్బంది ప్రమాద స్థలానికి చేరుకొని మంటలు ఆర్పివేశారు. వివరాల్లోకి వెళితే.. సిద్దిపేట జిల్లానుంచి సంతోష్ అనే వ్యక్తి తన కుటుంబ సభ్యులతో కలిసి ఓఆర్ఆర్ మీదుగా వికారాబాద్ జిల్లా శంకర్‌పల్లిలోని శుభకార్యానికి వెళ్తున్నారు. ముత్తంగి ఎగ్జిట్ -3 సమీపానికి రాగానే కారులో అకస్మాత్తుగా మంటలు చెలరేగాయి. ఆ సమయంలో అటు నుంచి వెళ్తున్న బీఆర్ఎస్ నాయకుడు మాణిక్ యాదవ్ గమనించి కారులో ఉన్న వారిని అప్రమత్తం చేశారు. తలుపులు తెరిచి కారులో ఉన్నవారిని కిందకి దింపివేశారు. దీంతో ప్రాణాపాయం తప్పింది. సమాచారం అందుకున్న అగ్నిమాపక సిబ్బంది ఫైర్ ఇంజిన్ తో ఘటనా స్థలానికి చేరుకొని మంటలను ఆర్పివేశారు. ఘటనా సమయంలో కారులో ఏడుగురు ప్రయాణం చేస్తున్నారని సమాచారం. అదే సమయంలో ఆ రూట్ లో వెళ్తున్న బీజేపీ రాష్ట్ర అధ్యక్షుడు రామచందర్ రావు బాధితులను పరామర్శించారు.

ఢిల్లీ పిలుపు

(మొదటిపేజీ తరువాయి)

ఒకరిపై నొకరు విమర్శలు చేసుకోవడం, మంత్రు లు, ఎమ్మెల్యేల మధ్య వివాదాలు తలెత్తడం పట్ల ఏఐసీసీ సీరియస్‌గా ఉన్నట్లు తెలిసింది. పార్టీలో తలెత్తుతున్న వివాదాలను పరిష్కరించడంలో టీపీసీసీ చీఫ్ మహేష్‌కుమార్ గౌడ్‌తో పాటు సీఎం రేవంత్ రెడ్డి విఫలమయ్యారని అధిష్టానం ఆగ్రహంతో ఉన్నట్లు తెలిసింది. పరిస్థితి చేయి దాటక ముందే రాష్ట్రంలో నేతల మధ్య వివాదాన్ని పరిష్కారం అయ్యే విధంగా ఆదేశాలు ఇవ్వాలని ఏఐసీసీ ప్రధాన కార్యదర్శి కేసీ వేణుగోపాల్‌ను కాంగ్రెస్ అగ్రనేత రాహుల్ గాంధీ ఆదేశించినట్లు తెలిసింది. రాహుల్ ఆదేశాల మేరకు శనివారం ఏఐసీసీ ఢిల్లీలో కీలక సమావేశం ఏర్పాటు చేసింది. ఈ సమావేశంలో ముందుగా నిర్ణయించిన మేరకు డీసీసీల ఖరారు అజెండా ఒక్కటే ఉంటుం దని అనుకున్నారు.

కానీ, ఇటీవల కాలంలో ఏకంగా ముఖ్యమంత్రి, మంత్రులు, ఎమ్మెల్యేల మధ్య విభేదాలు రచ్చకెక్కడంతో వాటిని పరిష్క రించే దిశలో ఈ సమావేశంలో చర్చించనున్నారు. విభేదాలకు చెక్ పెట్టేలా రాష్ట్ర నేతలకు క్లాస్ తీసుకోవాలని రాహుల్ గాంధీ ఆదేశాలు ఇచ్చిన దరిమిలా ఈ సమావేశం లో తీసుకునే నిర్ణయాలు ఆసక్తికరంగా మారాయి. ముఖ్యమంత్రి రేవంత్ రెడ్డి, ఉప ముఖ్యమంత్రి మల్లు భట్టి విక్రమార్క, టీపీసీసీ చీఫ్ మహేష్ కుమార్ గౌడ్, మంత్రి ఎన్ ఉత్తమ్ కుమార్ రెడ్డి హాజరుకావాలని ఏఐసీసీ ఆదేశించింది. ఈ మేరకు అందరు కూడా ఇప్పటికే ఢిల్లీ చేరుకున్నారు. కాంగ్రెస్ రాష్ట్ర వ్యవహారాల ఇన్‌చార్జ్ మీనాక్షి నటరాజన్ గత వారం రోజులుగా ఢిల్లీలోనే ఉన్నారు. ఈ సమావేశంలో డీసీసీల నియామకాలతో పాటు ప్రధానంగా ముఖ్య మంత్రి, మంత్రుల మధ్య వివాదాలు చెక్ పెట్టడం పైనే చర్చించే అవకాశ ముంది. ప్రధానంగా సీఎం రేవంత్‌రెడ్డిపై మంత్రి కొండా సురేఖ కుమార్తె సుస్మిత విమర్శలు చేయ డంపై చర్చించనున్నారు. అదే విధంగా మంత్రులు కొండా సురేఖ, పొంగులేటి శ్రీనివాసరెడ్డి మధ్య విబేధాలు, మంత్రులు పొన్నం ప్రభాకర్, అడ్లూరి లక్ష్మణ్‌కు మార్ ఒకరిపై నొకరు తిట్టుకోవడాలు, అడ్లూరి లక్ష్మణ్‌కుమార్ , వివేక్ వెంకటస్వామి వివాదం, వివేక్ వెంకటస్వామి , శ్రీధర్ బాబు మధ్య జరుగుతున్న ప్రచ్ఛన్న యుద్ధం, ఉమ్మడి వరంగల్ ఎమ్మెల్యేలు, కొండా దంపతులకు మధ్య తీవ్ర స్థాయిలో నెలకొన్న విబేధాలకు ముగింపు పలకడంపై కేసీ వేణుగోపాల్ తగు ఆదేశాలు జారీ చేసే అవకాశముందని కాంగ్రెస్ వర్గాలు చెబుతున్నాయి.

మత్స్యకారుల జీవితాల్లో వెలుగులు

- రూ.124 కోట్లతో జీవనోపాధి కల్పన: మంత్రి వాకిటి శ్రీహరి

కోట్‌పల్లి(వికారాబాద్‌జిల్లా),ఆంధ్రప్రభ: మత్స్యకారుల జీవన ప్రమాణాలను మెరుగు పరిచేందుకు ప్రభుత్వం పెనుమార్పులు తీసుకొస్తుందని రాష్ట్ర మత్స్యశాఖ, పశు సంవర్ధక శాఖ మంత్రి వాకిటి శ్రీహరి అన్నారు. రాష్ట్రంలో ఐదు లక్షల మత్స్యకార కుటుంబాల జీవనోపాధికి రూ.123 కోట్లు మంజూరు చేసినట్లు వెల్లడించారు. శుక్రవారం కోట్‌పల్లి ప్రాజెక్ట్‌లో చేప పిల్లల విడుదల చేశారు. కోట్‌పల్లి చెరువులో మూడు రకాలతో కూడిన పది లక్షల పైచిలుకు చేప పిల్లలను వదిలారు. ఈ సందర్భంగా ఏర్పాటు చేసిన సభలో ఆయన మాట్లాడుతూ మత్స్య కారులు ఆర్థికంగా ఎదగాలనే ఉద్దేశంతో ప్రభుత్వం ఉచితంగా రిజర్వాయర్లు, ప్రాజెక్టులు, చెరువులలో చేప పిల్లలను విడిచిపెడుతుందన్నారు. గత ప్రభుత్వాలు మత్స్యకారులను సరిగ్గా పట్టించుకోలేదని, చెరువుల్లో ఎన్ని చేపలు వదిలారో లెక్కలు కూడా లేవన్నారు. జిల్లాలో కోటీ 29 లక్షల చేప పిల్లలను వదిలేందుకు ప్రభుత్వం అనుమతులు ఇచ్చిందని, దీనికి రూ.కోటి ఏడు లక్షలు వెచ్చించినట్లు చెప్పారు. మత్స్యకారులకు ఏదైనా ప్రమాదం జరిగితే రూ.కోటి 40 లక్షల ఉచిత బీమాకు ప్రభుత్వం నిర్ణయం తీసుకున్నట్లు తెలిపారు. మత్స్య సహకార సంఘాలలో సభ్యత్వ సమస్య ప్రధానంగా ఉందని ఇట్టి సమస్య పరిష్కారానికి కృషి చేస్తానని తెలిపారు. తాండూరు ఎమ్మెల్యే మనోహర్‌రెడ్డి మాట్లాడుతూ రాజకీయాలకతీతంగా ప్రజాసంక్షేమ కార్యక్రమాలలో అర్హులు లబ్ధిపొందేలా ప్రభుత్వం కృషి చేస్తుందని అన్నారు. ఈ కార్యక్రమంలో తాండూరు ఎమ్మెల్యే మనోహర్ రెడ్డి, మత్స్యశాఖ కార్పోరేషన్ చైర్మన్ మెట్టి సాయి కుమార్, ముదిరాజ్ కార్పోరేషన్ చైర్మన్ బి.జ్ఞానేశ్వర్, ఆర్యవైశ్య కార్పోరేషన్ చైర్మన్ కల్వ సుజాత, స్పోర్ట్స్ చైర్మన్ శివారెడ్డి, జిల్లా అదనపు కలెక్టర్ సుధీర్ తదితరులు పాల్గొన్నారు.

బాకీలపై చర్చిద్దాం రండి

హరీష్‌రావుకు బల్మూరి సవాల్

హైదరాబాద్,ఆంధ్రప్రభ: జూబ్లీహిల్స్ ఉప ఎన్నికల్లో ఓటమి ఖరారు కావడంతో బీఆర్ఎస్ నేతలు ముఖ్యమంత్రి, మంత్రులపై అబద్దాలు ప్రచారం చేస్తూ లబ్ధిపొందేందు కు ప్రయత్నిస్తున్నారని ఎమ్మెల్సీ బల్మూరి వెంకట్ ఆగ్రహం వ్యక్తం చేశారు. బాకీల పేర కార్డులు పంచుతున్న మీరు, పదేళ్ల బీఆర్ఎస్ పాలనలో జరిగిన బాకీలు, రెండేళ్ల కాంగ్రెస్ పాలనలో జరిగిన బాకీలపై బహిరంగ చర్చకు రావాలని సవాల్ చేశారు. చర్చ ఎప్పుడు, ఎక్కడ పెట్టాలో చెప్పాలని మాజీ మంత్రి హరీష్‌రావును కోరారు. శుక్రవారం గాంధీభవన్‌లో బల్మూరి వెంకట్ విలేఖరుల సమావేశంలో మాట్లాడారు. అధికారంలో ఉన్నప్పుడు నిరుద్యోగులను మరిచారు. ఏ ఒక్క లైబ్రరీకి కూడా వెళ్లలేదు..నిరుద్యోగుల ఆత్మహత్యలు చేసుకుంటే పట్టించుకోలేదని, ఉస్మానియా యూనివర్సిటీ విద్యార్థులు తరిమితే దొంగ చాటుగా పరారైన చరిత్ర కేసీఆర్‌దని చెప్పారు. రెండేళ్ల ప్రజాపాలన గురించి మాట్లాడే అర్హత బీఆర్ఎస్ నేతలకు లేదని, మీకంటే అద్భుతమైన పాలనను రేవంత్ రెడ్డి అందిస్తున్నారని బల్మూరి వెంకట్ చెప్పారు.

Teegala Krishna Reddy College of Pharmacy

Approved by AICTE & PCI, Affiliated to JNTUH

Medbowli, Meerpet, Balapur, Hyderabad-500097, Telangana.

Phone No: 9849477550, 9100377792, 9393012573. Email: tkrcop@gmail.com, Website: www.tkrcop.ac.in

Notification for Spot Admissions - B. Pharmacy A.Y. 2025-2026

Few seats for Spot admissions are available in B Pharmacy as per TGCHE/TGEAPCET (B) -2025 guidelines. Interested candidates can contact immediately on or before 27.10.2025.

Note: Fee reimbursement is not applicable for spot admissions. Sd/- Secretary

MESCO COLLEGE OF PHARMACY

(A Muslim Minority Institution, Approved by PCI & Affiliated to OU)

#13-5-741, Mustaidpura, Karwan Road Hyderabad 500 006 Mobile: +91-7981521026

Email: mescomcp2003@gmail.com Website: www.mescomcp.com

ADMISSION NOTIFICATION FOR MANAGEMENT QUOTA SEATS

Applications are invited from eligible candidates on or before 04th Nov 2025

For admission into 1st Year (2025-2026)

B.PHARMACY 30 Seats, PHARM.D 09 Seats

Application form for Rs. 1000/-including registration fee is available in the Office of Principal or can be downloaded from College website. Selected candidates list will be displayed in the College notice board and College website.

Admission will be made as per guidelines given by TGCHE / Tuition Fee as per TAFRC

Sd/-

Dated: 25-10-2025 Chairman, MESCO College of Pharmacy

mediaplusgroup.in

Dr.Reddy's

DR. REDDY'S LABORATORIES LIMITED

CIN: L85195TG1984PLC004507

Tel: 91 40 4900 2900, Fax: 91 40 4900 2999

email: shares@drreddys.com, website: www.drreddys.com

STATEMENT OF UNAUDITED STANDALONE AND CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2025

Based on the recommendations of the Audit Committee, the Board of Directors of Dr. Reddy's Laboratories Limited ("the Company") at their meeting held on October 24, 2025 have approved the unaudited standalone and consolidated financial results for the quarter and half year ended September 30, 2025.

The aforementioned financial results along with press release thereon are available on Company's website at https://www.drreddys.com/investor#investor-services#other-stock-exchange-intimations and can be accessed by scanning a Quick Response Code given below:

For and behalf of Board of Directors of Dr. Reddy's Laboratories Limited

Place : Hyderabad

Date : October 24, 2025

Sd/-

G V Prasad

Co-Chairman and Managing Director

DIN:00057433

Format C-2

(For political party to publish in website, newspapers, TV)

Declaration about criminal antecedents of candidates set up by the party

{As per the judgment dated 25th September,2018 of Hon'ble Supreme Court in WP(Civil) No. 536 of 2011 (Public Interest Foundation & Ors. Vs. Union of India & Anr.)

Name of political party : **BHARATIYA JANATHA PARTY.**

Name of Election : **Telangana State Legislative Assembly Bye Election**

Name of the State / UT : **TELANGANA**

S.No	Name of the Constituency	**Jubilee Hills - 61**
1	Name of the Candidate	**LANKALA DEEPAK REDDY**
S.No	4. (A)Pending Criminal Cases	
	Name of Court case No. & Status of the Case (s)	Sections of the Acts concerned & brief description of offence (s)
1	C.C.No. 293 of 2021 on the file of X Addl. Metropolitan Magistrate	U/Sec. 188, 420, 177, 179(1) of IPC; Disobedience to order duly promulgated by public servant, False Information and Cheating.
2	C.C.No.6152 of 2024 on the file of Hon'ble III ACMM, Hyderabad.	U/Sec. 188, 290, 291/34, 341 of IPC ; Disobedience to order duly promulgated by public servant.
3	C.C.No. 6433 of 2024 on the file of Hon'ble XVII ACMM, Hyderabad.	U/Sec. 188 of IPC and Sec. 130 R.P. Act. Disobedience to order duly promulgated by public servant, and Prohibition of Canvasing.
4	C.C.No. 2823 of 2024 on the file of Hon'ble XVII ACMM, Hyderabad.	U/Sec. 171-B and 171-e of IPC Bribery in the context of election.
5	C.C.No. 6173 of 2024 on the file of Hon'ble XIV ACMM, Hyderabad.	U/Sec. 188 of IPC and Sec. 130 R.P. Act. Disobedience to order duly promulgated by public servant, and Prohibition of Canvasing.
S.No.	5. (B)Details about cases of conviction for criminal offense	
	Description of Offence (s) & Punishment imposed	Maximum Punishment Imposed
	NIL	NIL

Dr. N. Gowtham Rao

BJP State General Secretary.

NAGARJUNA NACL

ఎన్ఏసిఎల్ ఇండస్ట్రీస్ లిమిటెడ్

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నమోదిత కార్యాలయం: ప్లాట్ నెం. 12-ఎ, "సి" బ్లాక్, లక్ష్మీ టవర్స్, నెం. 8-2-248/1/7/78, నాగార్జున హిల్స్, పంజాగుట్ట, హైదరాబాద్- 500082, తెలంగాణ రాష్ట్రం, ఇండియా.

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సెప్టెంబర్ 30,2025తో ముగిసిన త్రైమాసికం మరియు అర్ధ సంవత్సరం కొరకు స్టాండ్ అలోన్ & కన్సాలిడేటెడ్ ఆర్థిక ఫలితాల నివేదిక యొక్క సారాంశం (₹.లక్షలలో)

క్రమ సం ఖ్య	వివరములు	స్టాండ్ అలోన్					కన్సాలిడేటెడ్				
		30.09.2025 తో ముగిసిన త్రైమాసికం (ఆడిట్ చేయనివి)	30.09.2024 తో ముగిసిన త్రైమాసికం (ఆడిట్ చేయనివి)	30.09.2025 తో ముగిసిన అర్ధసంవత్సరం (ఆడిట్ చేయనివి)	30.09.2024 తో ముగిసిన అర్ధసంవత్సరం (ఆడిట్ చేయనివి)	31.03.2025 తో ముగిసిన సంవత్సరం (ఆడిట్ చేసినవి)	30.09.2025 తో ముగిసిన త్రైమాసికం (ఆడిట్ చేయనివి)	30.09.2024 తో ముగిసిన త్రైమాసికం (ఆడిట్ చేయనివి)	30.09.2025 తో ముగిసిన అర్ధసంవత్సరం (ఆడిట్ చేయనివి)	30.09.2024 తో ముగిసిన అర్ధసంవత్సరం (ఆడిట్ చేయనివి)	31.03.2025 తో ముగిసిన సంవత్సరం (ఆడిట్ చేసినవి)
1	కార్యకలాపాల నుండి మొత్తం ఆదాయం	44,755	45,009	88,832	78,778	1,26,177	45,690	44,369	90,643	77,144	1,24,256
2	నికర లాభం /(నష్టం) కాలానికి (పన్ను & మినహాయింపదగిన మరియు/ లేదా అసాధారణ ఐటెంలకు ముందు)	2,739	1,965	4,673	(463)	(12,576)	2,390	2,030	4,182	(682)	(14,850)
3	నికర లాభం/(నష్టం) కాలానికి పన్నుకు ముందు (మినహాయింపదగిన మరియు/ లేదా అసాధారణ ఐటెంల తరువాత)	1,711	1,965	3,645	(463)	(9,650)	645	2,030	2,437	(682)	(11,924)
4	నికర లాభం /(నష్టం) కాలానికి పన్నుకు తరువాత (మినహాయింపదగిన మరియు/ లేదా అసాధారణ ఐటెంల తరువాత)	1,260	1,444	2,690	(383)	(7,308)	255	1,490	1,559	(590)	(9,213)
5	కాలానికి మొత్తం సమగ్ర ఆదాయం/(నష్టం) [కాలానికి లాభం/(నష్టం) (పన్ను తరువాత) మరియు ఇతర సమగ్ర ఆదాయం / (నష్టం) (పన్ను తరువాత) కలిగినది]	1,224	1,441	2,636	(421)	(7,627)	219	1,489	1,505	(626)	(9,532)
6	చెల్లించిన ఈక్విటీ వాటా మూలధనం (ముఖ విలువ ఆఫ్ ₹ 1/- ప్రతి ఈక్విటీ వాటా)	2,014	1,994	2,014	1,994	2,012	2,014	1,994	2,014	1,994	2,012
7	ఇతర ఈక్విటీ			-		44,136				-	40,694
8	ప్రతి వాటా ఆర్జనలు										
a)	బేసిక్	0.63	0.72	1.34	(0.19)	(3.66)	0.13	0.75	0.77	(0.30)	(4.62)
b)	డైల్యూటెడ్	0.62	0.72	1.33	(0.19)	(3.66)	0.13	0.75	0.77	(0.30)	(4.62)

గమనిక:

1. పై ఆడిట్ చేయని స్టాండ్ అలోన్ మరియు కన్సాలిడేటెడ్ ఆర్థిక ఫలితాలు ఆడిట్ కమిటీచే సమీక్షించబడినవి మరియు సిఫారసు చేయబడినవి మరియు అక్టోబర్ 24, 2025న జరిగిన వారి సమావేశంలో డైరెక్టర్ల బోర్డుచే ఆమోదించబడినవి. సెప్టెంబర్ 30, 2025తో ముగిసిన త్రైమాసికం మరియు అర్ధసంవత్సరం కొరకు చట్టబద్ధమైన ఆడిటర్లచే ఆర్థిక ఫలితాలపై మార్పు చేయని నిర్ణయాన్ని జారీ చేయడం జరిగింది.
2. i) కోరమండల్ ఇంటర్నేషనల్ లిమిటెడ్ ("సిఐఎల్"), కెఎల్ఆర్ ప్రొడక్ట్స్ లిమిటెడ్, శ్రీమతి కనుమూరు లక్ష్మీరాజు మరియు బ్రైట్ టౌన్ ఇన్వెస్ట్‌మెంట్ అడ్వైజర్ ప్రైవేట్ లిమిటెడ్ ("ప్రమోటర్ ఎస్‌పిఎ") మధ్య వాటా కొనుగోలు ఒప్పందం తేది :12 మార్చి 2025, ii) సిఐఎల్ మరియు మెస్సర్స్ ఆగ్రో లైఫ్ సైన్స్ కార్పొరేషన్ మధ్య వాటా కొనుగోలు ఒప్పందం తేది :12 మార్చి 2025, iii) సిఐఎల్ మరియు మెస్సర్స్ క్రిష్ రసాయన్ ఎక్స్‌పోర్ట్స్ ప్రైవేట్ లిమిటెడ్ మధ్య వాటా కొనుగోలు ఒప్పందం తేది :12 మార్చి 2025, మరియు iv) సెక్యూరిటీస్ & ఎక్స్ఛేంజ్ బోర్డు ఆఫ్ ఇండియా (సబ్‌స్టాన్షియల్ అక్విజిషన్ ఆఫ్ షేర్స్ & టేకోవర్స్) రెగ్యులేషన్స్ 2011 ("టేకోవర్ రెగ్యులేషన్స్") యొక్క నిబంధనలను అనుసరించి ఎన్ఎసిఎల్ యొక్క పబ్లిక్ వాటాదారులకు సిఐఎల్ వారిచే తప్పనిసరిగా ఓపెన్ ఆఫర్ చేయబడిన దానిని అనుసరించి సిఐఎల్ ఎన్ఎసిఎల్ యొక్క ఓటింగ్ వాటా మూలధనం యొక్క 53.08% ప్రాతినిధ్యం వహిస్తున్న ఎన్ఎసిఎల్ యొక్క మొత్తం 10,69, 12, 581 ఈక్విటీ వాటాలను పొందినది. పర్యవసానముగా సిఐఎల్ ఎన్ఎసిఎల్ పై నియంత్రణ పొందినది మరియు ఎన్ఎసిఎల్ యొక్క ప్రమోటర్ అయినది మరియు 8 ఆగస్టు 2025 నుండి వర్తింపుతో సిఐఎల్ యొక్క అనుబంధ సంస్థగా ఎన్ఎసిఎల్ అయినది.
3. సెక్యూరిటీస్ మరియు ఎక్స్ఛేంజ్ బోర్డు ఆఫ్ ఇండియా (లిస్టింగ్ ఆబ్లిగేషన్స్ మరియు డిస్‌క్లోజర్ ఆవశ్యకతలు) రెగ్యులేషన్స్, 2015 యొక్క రెగ్యులేషన్ 33 క్రింద బిఎస్ఇ లిమిటెడ్ & ఎన్ఎస్ఇ లిమిటెడ్ తో దాఖలు చేయబడిన సెప్టెంబర్ 30, 2025తో ముగిసిన త్రైమాసికం మరియు అర్ధసంవత్సరం కొరకు స్టాండ్ అలోన్ మరియు కన్సాలిడేటెడ్ ఆర్థిక ఫలితాల నివేదిక యొక్క వివరణాత్మక నమూనాకు సారాంశం పైన ఇవ్వబడినది. సెప్టెంబర్ 30, 2025తో ముగిసిన త్రైమాసికం మరియు అర్ధసంవత్సరం కొరకు స్టాండ్ అలోన్ మరియు కన్సాలిడేటెడ్ ఆర్థిక ఫలితాల నివేదిక యొక్క పూర్తి నమూనా బిఎస్ఇ & ఎన్ఎస్ఇ లిమిటెడ్ యొక్క వెబ్‌సైట్ మరియు కంపెనీ వెబ్‌సైట్ www.naclind.com పై లభించును.

ప్రదేశం : హైదరాబాద్

తేది : అక్టోబర్ 24, 2025

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